CERTIFICATE OF VICE PRESIDENT
T. ROWE PRICE RETIREMENT FUNDS, INC.
Pursuant to Rule 306 of Regulation S-T

      I, the undersigned, David Oestreicher, Vice President of T. Rowe Price Retirement Funds, Inc. (the “Fund”), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

    WITNESS my hand and the seal of the Fund this September 27, 2011.

            T. Rowe Price Retirement Funds, Inc.

                        /s/David Oestreicher
                        (Seal)               ___________________________________
                                                David Oestreicher, Vice President